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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)(1)

                           Stellar Technologies, Inc.
                           --------------------------
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    85856E105
                                 --------------
                                 (CUSIP Number)

                               Richard A. Schmidt
                         c/o Stellar Technologies, Inc.
                      7935 Airport Pulling Road, Suite 201
                              Naples, Florida 34109
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 28, 2005
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

                If the filing person has previously filed a statement on
        Schedule 13D to report the acquisition that is the subject of this
        Schedule 13D, and is filing this schedule because of Sections 240.13d-l
        (e), 240.13d-l (f) or 240.13d-l(g), check the following box. [ ]

        NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
        Section 240.13d- 7 for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746  PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS
(11-03) FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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CUSIP No. 85856E105

        1.      Names of Reporting Persons.
                I.R.S. Identification Nos. of above persons (entities only).

                MAS Services, Inc.

        2.      Check the Appropriate Box if a Member of a Group (See
                Instructions)

                (a)     ________________________________________________________

                (b)     ________________________________________________________

        3.      SEC Use Only ___________________________________________________

        4.      Source of Funds (See Instructions)      OO

        5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) _____________________________________________

        6.      Citizenship or Place of Organization: Delaware

Number of Shares   7.   Sole Voting Power:        2,600,000
Beneficially by
Owned by Each      8.   Shared Voting Power:      _______________
Reporting Person
With               9.   Sole Dispositive Power:   2,600,000

                   10.  Shared Dispositive Power: _______________

        11.     Aggregate Amount Beneficially Owned by Each Reporting Person:
                2,600,000

        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

        13.     Percent of Class Represented by Amount in Row (11) 9.8%

14.     Type of Reporting Person (See Instructions) CO

CUSIP No.  85856E105

        1.      Names of Reporting Persons.
                I.R.S. Identification Nos. of above persons (entities only).

                Richard A. Schmidt

        2.      Check the Appropriate Box if a Member of a Group (See
                Instructions)

                (a)     ________________________________________________________

                (b)     ________________________________________________________

        3.      SEC Use Only ___________________________________________________

        4.      Source of Funds (See Instructions)      OO

        5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) _____________________________________________

        6.      Citizenship or Place of Organization: United States.

Number of Shares   7.   Sole Voting Power:        2,600,000
Beneficially by
Owned by Each      8.   Shared Voting Power:      _______________
Reporting Person
With               9.   Sole Dispositive Power:   2,600,000

                   10.  Shared Dispositive Power  _______________

        11.     Aggregate Amount Beneficially Owned by Each Reporting Person
                2,600,000

        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

        13.     Percent of Class Represented by Amount in Row (11) 9.8%

        14.     Type of Reporting Person (See Instructions) IN

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D

        This Amendment No. 1 amends the Statement on Schedule 13D filed on April 28, 2005, by and on behalf of MAS Services, Inc. ("MAS Services") and Richard A. Schmidt (the "Statement"), with respect to the beneficial ownership of common stock, par value $0.001 per share ("Common Stock"), of Stellar Technologies, Inc., a Colorado corporation (the "Issuer"). This Statement, as amended by this Amendment No. 1, is referred to herein as "Schedule 13D." Except as specifically set forth herein, the Schedule 13D remains unmodified. This Schedule 13D is being filed to report the following:

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a) This filing relates to 2,600,000 shares of Common Stock of the Issuer representing 9.8% of the issued and outstanding shares of Common Stock of the Issuer.

        (b) Richard A. Schmidt is the sole officer, director and shareholder of MAS Services and has sole power to vote or direct the vote of and to dispose or direct the disposition of the 2,600,000 shares of the Common Stock.

        (c) Other than the transaction described in Item 6 below, no other transactions in the Common Stock of the Company have been effected in the past 60 days by MAS Services or Richard A. Schmidt.

        (d) No other persons have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares which are the subject of this filing.

        (e)     Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Pursuant to a Securities Purchase Agreement (the "Purchase Agreement") dated March 28, 2005 by and among the Issuer, MAS Services and Montex Exploration, Inc. ("Montex"), MAS Services sold 1,000,000 shares of the Issuer's Common Stock to Montex in a private transaction for a total purchase price of $1,000,000. In connection with the sale, the Issuer agreed to register the public sale of the shares of Common Stock purchased by Montex. Specifically, with certain exceptions, the Issuer has agreed to include the shares in any registration statement the Issuer files with the Securities and Exchange Commission in order to permit the public resale of the shares. Except as set forth above, there are no contracts, arrangements or other understandings between MAS Services or Richard A. Schmidt and any other person with respect to any securities of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        99.1 Securities Purchase Agreement dated March 28, 2005, by and among Stellar Technologies, Inc., MAS Services, Inc. and Montex Exploration, Inc.

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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 28, 2005

MAS Services, Inc.

By: /s/ Richard A. Schmidt                        /s/ Richard A. Schmidt
    ----------------------                        ------------------------------
    Richard A. Schmidt                            Richard A. Schmidt
    President

        The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)